

Mail Stop 3720

November 6, 2017

Sebastian Giordano
Chief Executive Officer
WPCS International Incorporated
521 Railroad Avenue
Suisun City, California 94585

> **Re:** **WPCS International Incorporated**
> **Registration Statement on Form S-4**
> **Filed October 20, 2017**
> **File No. 333-220891**

Dear Mr. Giordano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that throughout your registration statement, including on your cover page and on page 13, you reference WPCS securityholders who currently do not own any WPCS common stock that have entered into a support agreement. To avoid confusion, clarify this information by, for example, identifying to whom this pertains, for what purpose. We note your disclosure on page 74.

Prospectus Summary, page 10

Merger Consideration and Exchange Ratio, page 13

2.   Include here the formula for determining the exchange ratio upon the consummation of the merger. Provide examples in tabular format of possible exchange ratios that take into account the variables, including net cash, assuming there is no reverse split of the outstanding shares of WPCS shares and also if there is a reverse split (showing low, medium and high splits), and fixed figures that will be used to determine the final exchange ratio. Revise other sections of your registration statement as appropriate to reflect this information. We note your disclosure at page 79.

3.   We note that exchange ratio is subject to a variety of factors. Disclose, in your judgment, the likelihood that the ratio will materially change from 1.8351 shares of WPCS common stock for each share of DropCar common stock.

4.   We note your assumption that there is no reverse split of the outstanding shares of WPCS common stock prior to or simultaneously with the consummation of the merger, however your state on page 34 that you believe that you will not be able to meet the $4.00 minimum bid price initial listing requirement at the closing of the Merger unless you effect the Reverse Stock Split, thereby losing NASDAQ listing, which is a condition to the merger. Please elaborate on factors determining the actual reverse split to be used within the approved range. We note your disclosure on page 109.

5.   Disclose the effect of the low medium and high reverse stock split on the post-merger ownership by WPCS and DropCar securityholders.

6.   Disclose throughout your registration statement in specific terms the impact of net cash on the WPCS Allocation. Provide an example of the impact using WPCS' net cash as of a recent date.

7.   Tell us how shareholders will be notified of the final exchange ratio. Disclose that information here, in your Merger Consideration and Exchange Ratio section and in any other appropriate locations of your registration statement.

8.   Identify the advisors that are expected to be issued shares of the combined company. We note in footnote 1 to your beneficial ownership chart on page 199 that you state that shares may be issued to Alpha Capital Anstalt in connection with the merger. We also note your references to the Advisory/Commitment Allocation and Palladium Allocation.

NASDAQ Stock Market Listing, page 16

9.   Clarify, if true, here that WPCS is already listed with NASDAQ and that the application you reference is for the combined company. Make corresponding clarifications in your risk factor at page 34.

Anticipated Accounting Treatment, page 17

10.   Please revise to disclose the factors considered in your conclusion that DropCar is the accounting acquirer. Your disclosure should address the factors in ASC 805-10-55.

Comparative Historical and Unaudited Pro Forma per Share Data, page 25

11.   It appears that the per-share data under the subtitle DropCar and WPCS represents pro forma data, please relabel as such.

12.   Please revise to disclose the equivalent per share data for the company being acquired. Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before nonrecurring charges or credits directly attributable to the transaction, pro forma book value per share, and the pro forma dividends per share of the registrant by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired. Refer to Item 3 (f) of Form S-4.

Risk Factors, page 28

The Suisun City Operations line of credit contains various covenants which, if not complied with, could accelerate repayment obligations, thereby materially and adversely affecting WPCS liquidity, financial conditions and results of operations. The is no assurance that the line of credit will survive the Merger, page 37

13.   We note that you state that you have received a default notice from First Northern Bank regarding your credit line. We also note that you state that you believe that you be able to cure the defaults. Indicate here, at page 143 and anywhere else you deem appropriate the basis for your belief that you will be able to cure this default.

The Merger, page 55

Background of the Merger, page 55

14.   Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this

transaction is being recommended as opposed to any alternatives. For example, you should discuss how you arrived at the post-combination ownership structure, what consideration you gave to the impact of the combination on your ability to use your NOLs and why specifically you decided not to pursue any of the other five alternative transactions you reference on page 55.

Material U.S. Federal Income Tax Consequences of the Merger, page 81

15.   You state that you intend for the merger to be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Please file an opinion of counsel supporting the tax consequences as described here. Please refer to Section III.A.2 of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19.

Certain Relationships and Related Party Transactions, page 169

16.   We note that Alpha Capital Anstalt is a significant shareholder of both WPCS and DropCar. We also note that Alpha Capital Anstalt will be providing financing for the merger and may be issued shares in connection with the merger. Please revise your disclosure as appropriate.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations, pages 175 and 176

Note 3—Pro forma adjustments, page 179

17.   We note your disclosures in footnotes (c) and (d) on page 180, explaining that you are excluding by way of pro forma adjustments the new bridge financing and the historical accounting for the Dropcar convertible notes, because you assume conversion. Please expand your disclosures to further clarify how the particular terms of the transaction necessarily eliminate the securities to which these pro forma adjustments relate, or necessarily require conversion as a condition to the merger if this is your contention.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Kenneth S. Rose
        Morse Zelnick Rose & Lander, LLP